UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. _______)

Metropolitan Health Networks Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

592142103
(CUSIP Number)

Paul Johnson
Nicusa Capital Partners, L.P.
17 State Street, Suite 1650
New York, NY 10004
(212) 293-3402
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 9, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.  592142103

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Nicusa Capital Partners, L.P. EIN No 65-117893
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 2,119,924
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,119,924
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 2,119,924
WITH	10	SHARED DISPOSITIVE POWER 2,119,924
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Item 1. Security and Issuer

Item 1(a). Name of Issuer:

Metropolitan Health Networks, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

250 Australian Avenue South, Suite 400
West Palm Beach, L 33401

Item 1(c). Title of Class of Securities:  Common Stock

Item 1(d). CUSIP Number: 592142103

Item 2. Identity and Background

Item 2(a). Name of Person Filing:

Nicusa Capital Partners, L.P. and Nicusa Investment Advisors, LLC

This statement is filed on behalf of Nicusa Capital Partners, L.P. (“Nicusa Capital”) and Nicusa investment Advisors, LLC (“NIA”). NIA serves as the investment advisor to Nicusa Capital – and also serves as an advisor for the accounts of various third parties who are otherwise unaffiliated with Nicusa Capital. This statement pertains to all of the shares of the issuer held by both Nicusa Capital and the other accounts managed by NIA.

Item 2(b). Address of Principal Business Office or, if None, Residence:

17 State Street, Suite 1650, New York, New York 10004

Item 2(c) Background:

Nicusa Investment Advisors, LLC, a Delaware limited liability company, acts as an investment adviser to Nicusa Capital Partners, L.P. and other clients.

Nicusa Capital Partners, L.P., a Delaware limited partnership, is a private investment partnership.
During the last five years, neither Nicusa Investment Advisors, LLC, nor any of its respective officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Prior to founding Nicusa Capital Partners, L.P., Paul Johnson (the managing member of Nicusa Investment Advisors, LLC) was a managing director and senior research analyst at Robertson Stephens. On November 11, 2005, a jury returned a verdict in a civil enforcement action commenced by the Securities Exchange Commission (the “Civil Action”) finding that Mr. Johnson violated the federal securities laws in connection with Robertson Stephens’ research reports on three companies. Thereafter in August, 2006, the SEC instituted public administrative proceedings (the “Administrative Proceeding”) to determine what remedial action would be appropriate following the jury verdict in the Civil Action.

In lieu of an appeal of the jury verdict, Mr. Johnson entered into a settlement with the SEC, pursuant to which Mr. Johnson agreed to the entry of a final judgment in the Civil Action (i) enjoining him, for a period of five (5) years, from future violations of Section 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Section 17(a) of the Securities Act, (ii) requiring disgorgement of certain profits gained as a result of the conduct for which he was found liable by the jury and (iii) requiring payment of a civil penalty pursuant to Section 21(d)(3) of the Exchange Act.  With respect to the Administrative Proceeding, Mr. Johnson submitted an Offer of Settlement that was accepted by the SEC, pursuant to which he consented to a five-year bar from association with any broker or dealer, with the right to reapply for association after five years to an appropriate self-regulatory organization or to the Commission.

Item 3. Source and Amount of Funds or Other Consideration

All Shares were purchased in the open market using NIA's assets.  No leverage or loans were used in the acquisition.

Item 4. Purpose of Transaction:

The securities of the issuer were acquired by NIA for investment purposes in the ordinary course of business and not for the purpose of changing or influencing the control of the issuer.  Due to recent changes in the management of the issuer – specifically the dismissal of the issuer’s Chief Executive Officer – NIA now seeks to influence certain actions and decisions by the Board of Directors of the issuer, as reflected in the correspondence annexed as exhibits to this filing.

Item 5.
(a)	Shares Outstanding:		42,349,591
(b)	Amount beneficially owned:		2,119,924
(c)	Percent of class:		5%
(d)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote:	2,119,924
	(ii)	Shared power to vote or to direct the vote:	2,119,924
	(iii)	Sole power to dispose or to direct the disposition of:	2,119,924
	(iv)	Shared power to dispose or to direct the disposition of:	2,119,924

Item 5(e):Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 5(f):  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:  Not Appliable

Item 5(g):  Identification and Classification of Members of the Group:

Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

Except as otherwise set forth herein, no contract, arrangement, understanding or relationship with any person with respect to the securities of the Company between Nicusa Capital Partners, L.P., Nicusa Investment Advisors, LLC and any person or entity.

Item 7: MATERIAL TO BE FILED AS EXHIBITS:

Correspondence from Nicusa Capital Partners, L.P. to Board of Directors of the Company.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct

February 9, 2010
Date

 /s/ Paul Johnson
Signature

 Paul Johnson, Managing Member
Name/Title

Nicusa Capital
17 State Street
16th Floor - Box 130
New York, NY 10004

212-293-3402

February 9, 2010

Mr. Eric Haskell
Chairman of the Board
Metropolitan Health Networks, Inc.
250 Australian Avenue, Suite 400
West Palm Beach, Florida 33401

Dear Mr. Haskell and the Board of Directors of Metropolitan Health Networks:

As of February 8, 2010 Nicusa Capital owns 2,119,924 shares, or approximately 5.0%, of the outstanding shares of the Company. As one of the Company's largest shareholders, I am writing to share my views regarding recent actions by the Board of Directors.

I was shocked by the Board's decision to fire Michael Earley. Over the 6 years we have been a significant shareholder in the Company I have had extensive discussions with Mr. Earley on various business-related issues. I regard Mr. Earley as a talented CEO with strong management and strategic skills, and an understanding of the changes underway in the health-care industry. Furthermore, Mr. Earley has the trust of the Company's senior management. As such, I have the utmost confidence in him and it is clear to me that Mr. Earley is the best CEO candidate to run the Company. Enclosed please find a copy of the letter I wrote to the Board on October 7, 2008, articulating my support for Mr. Earley and his management team; I stand by that letter today.

I have little confidence that the Board will be able to find a more qualified candidate to run the Company and believe the process will be disruptive to the organization. Moreover, I believe the timing is troubling, coming when significant changes to the industry are being contemplated in Washington, D.C., and after the Company has demonstrated consistent and strong operating performance. As such, I want the Board to understand that it does not have my support as a shareholder.

Additionally, I believe the Board could be more proactive on other issues which directly affect shareholders. The five most critical steps the Board needs to take to restore my confidence are:

•	Reinstate Mr. Earley as CEO.

•	Support Mr. Earley in reconstituting the Board to be more responsive to shareholders' interests and his needs as a manager.

•	Accelerate the return of excess cash to shareholders by considering such options as a tender offer to existing shareholders.

•
Cease any contemplation of any significant strategic alternatives for the Company at the Board level. As stated above, the Board no longer has my confidence, and I do not believe it has the experience to negotiate any transaction that will result in full value being achieved for shareholders given the current uncertainty in the health-care industry and turmoil in the Company's senior management.

•
Direct Dr. Martin Harrison to not seek re-election to the Board. While he may be an outstanding physician, it is not clear that he brings any value as a Board member. If Dr. Harrison were not on the Board, his consistent selling of shares might not send such a strong negative signal to the market. His actions have effectively put a cap on the stock price and run directly counter to the desired effect of the Company's ongoing share re-purchase program.

I expect a prompt response from the Board.

Sincerely

Paul Johnson
Managing Member

Nicusa Capital
17 State Street
16th Floor - Box 130
New York, NY 10004

212-293-3402

October 7, 2008

Mr. Michael M. Earley
Chairman of the Board
Metropolitan Health Networks, Inc.
250 Australian Avenue, Suite 400
West Palm Beach, Florida 33401

Dear Mr. Earley and the Board of Directors of Metropolitan Health Networks:

As one of the Company's largest shareholders, we are writing to share our views regarding Nicusa's investment in MDF.

As of October 7, 2008 Nicusa owns 3,337,954 shares, or approximately 6.43% of the outstanding shares of the Company.

Despite the stock's disappointing performance we have been pleased with the stewardship of the Company by MetCare's senior management. We believe that the team, led by Mike Earley, Dr. Jose Guethon and Robert Sabo, has done an outstanding job improving the operations at MetCare and on delivering an impressive return on invested capital (ROIC) in its core PSN business despite the Company's multi-year investment in the new HMO and the ongoing challenging economic environment.

In 20 years of analyzing companies and industries, we have come to believe that the best managers focus exclusively on businesses in which they are competitively advantaged and shun markets in which they have no particular advantage, or worse, operate at a disadvantage to their rivals. This is because the laws of economics are such that excess returns for shareholders can be earned only in the presence of a sustainable competitive advantage (which we call a "franchise"). To act in the best interest of shareholders, management's default strategy must be to invest only within its franchise. Otherwise, it is incumbent on management to return excess capital to the owners of that capital— shareholders.

We commend management for remaining disciplined and not wasting the Company's growing cash reserves by investing in non-core businesses or overpaying for complementary acquisitions. We have faith in management to use the cash for strategic opportunities in the core PSN business that would provide an attractive return on capital to shareholders. We also believe that a share buy-back, or a one-time dividend, is an efficient method to return cash to shareholders. We therefore applaud management's recent decision to pursue a large buy-back and encourage it to purchase shares aggressively as the stock is substantially undervalued by all metrics.

We have been impressed with the following:

•
Management's initial decision to divest the Company's non-core, low-return businesses in which prior management had invested. Instead, management focused on shoring up the Company's balance sheet to give MDF a strong financial foundation for future growth, which helped instill greater confidence among the Company's customers, partners, regulators and investors.

•
Management's focus on maximizing the returns and growth opportunities in the Company's high ROIC core PSN business. This improved cash flow led to a significant increase in the Company's cash reserves, giving the Company expanded financial flexibility to explore various future growth initiatives as well as a more tangible downside protection for shareholders.

•
While the diversification strategy to offer its own HMO ultimately did not unfold as expected, we applaud management for understanding the changing competitive factors and market climate that necessitated a change in strategy. We were pleased with management's demonstrated ability and flexibility to not be wed to unsound past decisions. Moreover, we were impressed by management's decision to maximize the value of the HMO assets that solidified the relationship with Humana while providing a potentially rewarding new growth opportunity for the business and shareholders.

These strategic moves have contributed to the Company's recent financial success and position the Company well for the next several years.

We believe the shares of MDF are significantly undervalued. We appreciate that the stock's price is frustrating for you, especially as the intrinsic value of the Company has increased. However, we remain confident that other investors will recognize the Company's success and reward it with a more appropriate (higher!) valuation over time. If the Company continues to execute well, the stock will reward this effort.

In our opinion, management has done an excellent job of operating the Company in the best interest of shareholders. We believe that they will perform equally well in the future and resist any urge to deploy the excess cash outside the core business. We wanted to share these observations directly with the Board of Directors.

Sincerely

Paul Johnson
Managing Member